Mail Stop 0510

October 14, 2004

via U.S. mail and facsimile

Mr. Glenn H. Epstein
Chairman and Chief Executive Officer, Intermagnetics General
Corporation
450 Old Niskayuna Road
Latham, NY  12110

	RE:	Form 10-K for the fiscal year ended May 30, 2004
		Form 10-Q for the period ended August 29, 2004
		Form 8-K/A dated September 29, 2004
			File No. 1-11344


Dear Mr. Epstein:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the year ended May 30, 2004

General

1. We note that you have referred to experts under Critical Accounting Policies ("These provisions are based upon, in part, the advise from environmental engineers..."); Note B ("The Company obtained an independent valuation from a nationally recognized valuation firm...); and Note E ("The value of the options has been determined by an independent valuation consultant...". Delete your reference to these experts or identify them in future filings. We remind you that if you refer to and identify these experts, you must include their consents when the reference is included in a filing in the 1933 Act environment. Refer to Section 436(b) of Regulation C.

Item 1. Business Description

Energy Technology Segment

2. On page 14, you mention that SuperPower, SEI and BOC have agreed to share costs that are not covered by third party funding. In future filing, please clarify whether or not there are any minimum
commitments under this agreement.   If so, ensure that your
contractual obligations table adequately addresses these commitments.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations

General

3. In future filings, please consider the guidance presented in Release No. 33-8350: Interpretation - Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations in future filings. Some areas to expand include:
* Expand on risks faced in the industry
* Quantify in more detail results of operations, such as changes in sales year over year
* Improve organization to include headings and subheadings
* Focus on trends and events in the business

Results of Operations

4. You indicate on page 28 that 2004 margins in Energy Technology
increased over 2003 because of   "the receipt of about $1.2 million of
funding for costs incurred in the prior year". Based upon your stated accounting policies, it is unclear to us how the funding of costs impacts your gross margins. Please advise and revise future filings to clarify.

5. It is unclear to us what you mean by "...a decrease in our net investment in the Energy Technology segment of about $805,000..." in your discussion of fiscal year 2004 operating income. Please advise and revise your future filings to clarify.

6. We note your second pro forma presentation on page 32 includes adjustments that may not be factually supportable and directly attributable to the transaction. We also note that you may have inappropriately eliminated nonrecurring charges incurred by Invivo. Refer to Rule 11-02 of Regulation S-X and ensure that future filings only include pro forma financial information that complies with this guidance.

7. We note your presentation of the non-GAAP measure operating income excluding internal acquisition and integration costs. We note that you incur similar costs in the first quarter of fiscal year 2005. As such, it does not appear that this measure fully complies with Item 10(e)(ii)(B) of Regulation S-K. Please do not present such measure in future fillings.

Liquidity and Capital Resources - Contractual Obligations

8. You indicate under the section MRI Segment`-- Raw Materials and Inventory that the Company has long-term supply agreements with two of its vendors. However, we note that the purchase commitments presented in the contractual obligations table only go through the end of fiscal year 2005. Please ensure that future filings include any minimum purchase requirements under these agreements.

9. In future filings, include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. In addition, address your funding obligations under your pension plans. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations."

Critical Accounting Policies and Estimates - Goodwill

10. As Goodwill has significantly increased over the prior year, in future filings, please identify and expand upon and identify your "significant judgments" used by management to test for impairment.

Item 8. Financial Statements and Supplementary Data

Income Statement - Stock Based Compensation

11. In future filings, charges for noncash compensation should be classified based on the nature of the cost (i.e. selling, general and administrative.)

Note A - Significant Accounting Policies - Revenue Recognition

12. We note that you net the revenues you have earned under research and development contracts and long-term development contracts against your research and development costs. Differentiate for us your accounting for (i) research and development contracts with the federal government, (ii) research and development contracts for other customers and (iii) long-term development contracts. Provide the authoritative literature that supports your accounting for each of these types of contracts.

13. Notwithstanding the above comment, if it is appropriate to record the federal government funding you receive as an offset to your R&D expense, (i) do not refer to such funding as "sales", (ii) remove this disclosure from your revenue recognition accounting policy and (iii) provide the disclosures required by paragraphs 3.56 of the AICPA Audit and Accounting Guides - Audit of Federal Government Contractors.

14. We note that when it appears probable that estimated costs will exceed funding and the company is not successful in securing additional funding, the company records the estimated additional expense before it is incurred. For each type of contract addressed above, provide us the authoritative literature you relied on and identify the nature of the costs you accrue. Also quantify for us the amounts accrued in each period presented.

Note D - Long-Term Debt

15. The company discloses that its credit facility "contains a prepayment provision whereby certain amounts borrowed must be repaid upon the occurrence of certain specified events and conditions, including under certain circumstances issuance of any equity, proceeds from the issuance of any additional debt, certain asset sales..." In future filings, please expand this disclosure by specifying the significant events and conditions, circumstances and what amounts must be repaid.




Note E - Shareholders` Equity

16. In future filings provide the disclosures required by paragraph 2(e) of SFAS 148 your Summary of Significant Accounting Policies footnote.


Form 10-Q for the Quarter ended August 29, 2004

17. Amend your Form 10-Q to include the revised Item 307 of Regulation S-K language in Item 4. Controls and Procedures. Refer to Rule 33-8238.



Form 8-K/A#1 dated September 29, 2004

18. Amend your Form 8-K to include the unaudited condensed consolidated financial statements of MRID that comply with the form and content requirements of Rule 10-01(c) of Regulation S-X.



*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please file the amendment to your Form 10-Q and Form 8-K and provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 824-5525 or, in his absence, to Jeanne Baker, Assistant Chief Accountant at (202) 942-1835, or the undersigned at (202) 942-1798.

							Sincerely,



							John Hartz
							Senior Assistant Chief Accountant

Mr. Glenn H. Epstein
October 14, 2004
Page 6 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

       DIVISION OF
CORPORATION FINANCE